Ponderosa Beer and Books, LLC
Income Statement
12/31/2022
ACCRUAL BASIS

	(6 MONTHS) 12/31/2022	% OF INC
INCOME		
BEER/CIDER	76,934	86.5%
WINE	4,682	5.3%
FOOD	3,861	4.3%
BEVERAGE NA	1,282	1.4%
MERCH AND SHIPPING	7,474	8.4%
BOOKS	1,670	1.9%
DISCOUNTS	(7,170)	-8.1%
EVENTS	179	0.2%
TOTAL INCOME	**88,912**	**100.0%**
COST OF GOODS SOLD		
BEER/CIDER	23,115	26.0%
WINE	1,004	1.1%
FOOD	3,409	3.8%
BEVERAGE	201	0.2%
MERCH	-	0.0%
BOOKS	635	0.7%
JOB AND HARDWARE SUPPLIES	9,438	10.6%
TOTAL COSTS OF GOODS SOLD	**37,802**	**42.5%**
GROSS PROFIT	**51,110**	**57.5%**
GROSS MARGIN	57.5%	

OPERATING EXPENSES

ADVERTISING	1,856	2.1%
BANK COSTS	251	0.3%
CONTRACT LABOR	412	0.5%
DUES AND SUBSCRIPTIONS	237	0.3%
INSURANCE	4,556	5.1%
INTEREST	9	0.0%
LEGAL & PROF	5,174	5.8%
MEALS AND ENTERTAINMENT	38	0.0%
MERCHANT FEES	3,041	3.4%
OFFICE	698	0.8%
POSTAGE AND SHIPPING	152	0.2%
PAYROLL	18,912	21.3%
RENT	17,009	19.1%
REPAIRS	2,072	2.3%
SECURITY	263	0.3%
SMALL FURNITURE	2,160	2.4%
SOFTWARE	477	0.5%
TAXES AND LICENSES	5,487	6.2%
UTILITIES	1,828	2.1%
OTHER	-	0.0%
TOTAL EXPENSES	**64,631**	**72.7%**
TOTAL COGS & EXPENSES	102,433	
NET INCOME (LOSS)	**(13,521)**	**-15.2%**
DEPRECIATION	**8,821**	**9.9%**
NET INCOME (LOSS)	**(22,342)**	**-25.1%**

Ponderosa Beer and Books, LLC
Balance Sheet
12/31/2022
ACCRUAL BASIS

		12/31/2022
ASSETS		
	CASH	1,714
	PREPAID EXPENSES	5,703
	INVENTORY	15,724
	SECURITY DEPOSIT	3,388
	FIXED ASSETS - NET	109,539
TOTAL ASSETS		**136,068**
LIABILITIES AND EQUITY		
LIABILITIES		
	ACCOUNTS PAYABLE	8,236
	OTHER LIABILITIES	3,087
	PAYROLL LIABILITIES	-
	NOTES PAYABLE	-
TOTAL LIABILITIES		**11,323**
EQUITY		
	OWNERS EQUITY	147,087
	RETAINED EARNINGS	(22,342)
TOTAL EQUITY		**124,745**
TOTAL LIABILITIES AND EQUITY		**136,068**

Ponderosa Beer and Books, LLC
Statement of Cash Flows
12/31/2022
ACCRUAL BASIS

	12/31/2022
OPERATING ACTIVITIES	
NET LOSS	(22,342)
ADD DEPRECIATION	8,821
ADJUSTMENTS TO RECONCILE NET INCOME:	
INCREASE/DECREASE INVENTORY	(15,724)
INCREASE/DECREASE PREPAID EXPENSES	(3,685)
INCREASE/DECREASE SECURITY DEPOSIT	(3,388)
INCREASE/DECREASE ACCOUNTS PAYABLE	8,236
INCREASE/DECREASE OTHER LIABILITIES	3,087
INCREASE/DECREASE PAYROLL LIABILITIES	-
NET CASH PROVIDED FROM OPERATIONS	**(24,995)**
INVESTING ACTIVITIES	
PURCHASE OF FIXED ASSETS	(118,360)
DISPOSAL OF FIXED ASSETS	-
NET CASH PROVIDED FROM OPERATIONS	**(118,360)**
FINANCING ACTIVITIES	
BANNER BANK ADVANCES	-
BANNER BANK PRINCIPAL PAYMENTS	-
PRIVATE INVESTOR LOAN	-
OWNERS CONTRIBUTIONS	132,728
OWNERS DISTRIBUTIONS	(1,881)
NET CASH PROVIDED FROM FINANCING ACTIVITIES	**130,847**
NET CASH INCREASE	**(12,508)**
BEGINNING CASH	14,222
ENDING CASH	1,714
NET INCREASE IN CASH	**(12,508)**